# SEC Schedule 13G/A (Amendment No. 24) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UDR, Inc., CIK 0000074208
CUSIP: 902653104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado (CO), 80129
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001284812-07-000157
Filed by CIK 0001284812

## Reporting persons
- Cohen & Steers, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,907,262; shared voting power 0; sole dispositive power 15,484,627; shared dispositive power 0; aggregate amount beneficially owned 15,484,627 (4.77% of the class)
- Cohen & Steers Capital Management, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 10,868,807; shared voting power 0; sole dispositive power 15,265,126; shared dispositive power 0; aggregate amount beneficially owned 15,265,126 (4.7% of the class)
- Cohen & Steers UK Limited: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 9,796; shared voting power 0; sole dispositive power 190,842; shared dispositive power 0; aggregate amount beneficially owned 190,842 (0.06% of the class)
- Cohen & Steers Asia Limited: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cohen & Steers Ireland Limited: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); sole voting power 3,035; shared voting power 0; sole dispositive power 28,659; shared dispositive power 0; aggregate amount beneficially owned 28,659 (0.01% of the class)

## Item 1. Issuer
Name of issuer: UDR, Inc.
Address of issuer's principal executive offices: 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129

## Item 2. Person Filing
Name of person filing:
Cohen & Steers, Inc.
Cohen & Steers Capital Management, Inc.
Cohen & Steers UK Ltd
Cohen & Steers Asia Ltd
Cohen & Steers Ireland Ltd
Address of principal business office or, if none, residence:
The principal address for Cohen & Steers, Inc.
and Cohen & Steers Capital Management, Inc. is:
1166 Avenue of the Americas, 30th Floor
New York, NY 10036

The principal address for Cohen & Steers UK Ltd. is:
The Burlian, 2nd Floor
3 Dering Street, London W1S 1AA
United Kingdom

The principal address for Cohen & Steers Asia Ltd. is:
3301B, 33rd Floor, The Henderson
2 Murray Road
Central, Hong Kong

The principal address for Cohen & Steers Ireland Ltd. is:
Suite G01
81 Merrion Square South
Dublin 2
D02 NR12
Ireland
Citizenship:
Cohen & Steers, Inc: Delaware corporation
Cohen & Steers Capital Management, Inc: New York corporation
Cohen & Steers UK Ltd: United Kingdom Private Limited Company
Cohen & Steers Asia Ltd: Asia Private Limited Company
Cohen & Steers Ireland Ltd: Ireland Private Limited Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Corporation

## Item 4. Ownership
Amount beneficially owned: 15,484,627
Percent of class: 4.77%
Sole power to vote or to direct the vote: 10,907,262
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,484,627
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. and Cohen & Steers Ireland Ltd. holds the securities of the Issuer to which this statement relates for the benefit of their respective account holders. Such account holders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that are held on their behalf.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. (investment advisors registered under Section 203 of the Investment Advisers Act) and Cohen & Steers Ireland Ltd. (a non-US institution)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cohen & Steers, Inc.: /s/ Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (07/08/2026)
- Cohen & Steers Capital Management, Inc.: /s/ Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (07/08/2026)
- Cohen & Steers UK Limited: /s/ Nargis Hilal, SVP, Global Chief Compliance Officer & Associate General Counsel (07/08/2026)
- Cohen & Steers Asia Limited: /s/ Catherine Cheng, VP, Compliance Officer (07/08/2026)
- Cohen & Steers Ireland Limited: /s/ Alan Cooper, VP, Compliance Officer (07/08/2026)